UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: March 26, 2012

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

Camtek Receives Orders in Excess of $3.5 Million for its Backend
Semiconductor Inspection Tools from a Leading Global OSAT

MIGDAL HAEMEK, Israel – March 26, 2012 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek”) announced today that a leading global OSAT (Outsourced Semiconductor Assembly and Test house) selected the Company’s Falcon family of inspection products for various applications within the backend semiconductor process. The combined amount of the orders is in excess of $3.5 million, with deliveries expected during the current and next two quarters.

Camtek's line of automated wafer inspection systems, Falcon, helps semiconductor manufacturers, bumping houses and packaging foundries to monitor processes and enhance yield by detecting defects. Camtek’s Falcon dedicated models deliver superb 2D and 3D inspection and metrology capabilities for wafers before or after test, along the bumping process or after dicing, and address the special needs of MEMS applications.

"We are very proud of being selected by this leading OSAT with multiple packaging fabrication facilities throughout the world,” commented Roy Porat, CEO of Camtek. “Camtek’s tools are designed to inspect the leading-edge packaging technologies, which drives our backend semiconductor inspection business. Backend semiconductor inspection is one of our core product lines, in which we continue to invest R&D resources, to ensure our sustained competitive advantage.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.